SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2




                         American Telecom Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03015P 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)
         |_|    Rule 13d-1(c)
         |X|    Rule 13d-1(d)

---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 2 of 7 Pages
---------------------                                          -----------------

========= ======================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Bruce Hahn
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) |X|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
---------------- ----- ---------------------------------------------------------
    NUMBER OF    5     SOLE VOTING POWER           16,400 shares of common stock
     SHARES      ----- ---------------------------------------------------------
  BENEFICIALLY   6     SHARED VOTING POWER        120,000 shares of common stock
    OWNED BY     ----- ---------------------------------------------------------
      EACH       7     SOLE DISPOSITIVE POWER      16,400 shares of common stock
    REPORTING    ----- ---------------------------------------------------------
   PERSON WITH   8     SHARED DISPOSITIVE POWER   120,000 shares of common stock
-------- -----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          136,400 shares of common stock

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          2.1% of aggregate voting power

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
========= ======================================================================


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---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 3 of 7 Pages
---------------------                                          -----------------



Item 1(a).          Name of Issuer:

                    American Telecom Services, Inc.
                    ------------------------------------------------------------



Item 1(b).          Address of Issuer's Principal Executive Offices:

                    2466 Peck Road, City of Industry, CA 90601
                    ------------------------------------------------------------



Item 2(a).          Name of Person Filing:

                    Bruce Hahn
                    ------------------------------------------------------------



Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    c/o American Telecom Services, Inc., 2466 Peck Road, City of Industry, CA 90601
                    ------------------------------------------------------------



Item 2(c).          Citizenship:

                    USA
                    ------------------------------------------------------------



Item 2(d).          Title of Class of Securities:

                    Common Stock
                    ------------------------------------------------------------



Item 2(e).          CUSIP Number:

                    03015P 10 1
                    ------------------------------------------------------------


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---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 4 of 7 Pages
---------------------                                          -----------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)    |_| Broker or dealer registered under Section 15 of the Exchange
                   Act;
        (b)    |_| Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)    |_| Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;
        (d)    |_| Investment company registered under Section 8 of the
                   Investment Company Act;
        (e)    |_| An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);
        (f)    |_| An employee benefit plan or endowment fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F);
        (g)    |_| A parent holding company or control person in accordance
                   with Rule 13d-1(b)(ii)(G);
        (h)    |_| A savings association as defined in Section 3(b) of
                   Federal Deposit Insurance Act;
        (i)    |_| A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment Company Act;
        (j)    |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 5 of 7 Pages
---------------------                                          -----------------



Item 4.        Ownership.

        (a) Amount beneficially owned:

               136,400 shares of common stock
               -----------------------------------------------------------------

        (b) Percent of class:

               2.1%
               -----------------------------------------------------------------

        (c)    Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote 16,400 shares of common
               stock*                                  ------------------------
               ------

        (ii)   Shared power to vote or to direct the vote 120,000 shares of
               common stock**                             -----------------
               --------------

        (iii)  Sole power to dispose or to direct the disposition of 16,400
               shares of common stock*                               ------
               -----------------------

        (iv)   Shared power to dispose or to direct the disposition of 120,000
               shares of common stock**                                -------
               ------------------------













* Includes 12,500 shares of common stock issuable upon exercise of options. Does not include 12,500 shares of common stock issuable upon exercise of options or 75,000 shares of common stock that are the subject of performance accelerated restricted stock (PARS), which options and common stock will not vest within 60 days of December 31, 2006.

** Includes 120,000 shares held by BLA Opportunities LLC, which is controlled by Bruce Hahn's wife for the benefit of Mr. Hahn's adult and minor children. Mr. Hahn disclaims any beneficial ownership in these shares. Does not include 674,000 shares of common stock owned by I NET Financial Management, Ltd., which is 51% owned by Yu Wen Ching and 49% owned by Mr. Hahn. Mr. Hahn does not exercise voting or dispositive power over any of the shares owned by I NET.

---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 6 of 7 Pages
---------------------                                          -----------------


Item 5.        Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].




Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable.



Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.



Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.



Item 9.        Notice of Dissolution of Group.

               Not Applicable.



Item 10.       Certification.

               Not Applicable.

---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 7 of 7 Pages
---------------------                                          -----------------




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 14, 2007
                                                 -------------------------------

                                                 /s/ Bruce Hahn
                                                 -------------------------------
                                                 Bruce Hahn